SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

January 8, 2013

Jim B. Rosenberg, Senior Assistant Chief Accountant

Gus Rodriguez, Accounting Branch Chief

Ibolya Ignat, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concord Medical Services Holding Limited
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 25, 2012
File No. 001-34563

Dear Mr. Rosenberg, Mr. Rodriguez and Ms. Ignat:

On behalf of our client, Concord Medical Services Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the response to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 26, 2012 that pertains to the Company’s annual report on Form 20-F for the year ended December 31, 2011 which was filed with the Commission on April 25, 2012 (the “Company’s 2011 Form 20-F”).

Set forth below are the Company’s responses to each of the Staff’s comments contained in your December 26, 2012 letter. For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s responses accordingly.

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Kathryn King Sudol  Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON  LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Item 5. Operating and Financial Review and Prospects Critical Accounting Policies

Accounts receivable and allowance for doubtful accounts, page 63

1.	Please consider providing disclosure in future filings that addresses the following:

•	How often management evaluates receivables for collectability.

•

Include in a tabular format the aging of your accounts receivable. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payer classification. If your tracking system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

•	Any material uncertainties affecting the future realization of revenues such as the uncertainties surrounding the receipt of payments from hospitals.

•	Your strategy related to collecting past due amounts.

•	Your standard credit terms and, if applicable, explain why days’ sales in accounts receivable exceed those terms.

•	Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off including the following matters:

•	Whether or not and to what extent you use specific identification for recording bad debts;

•	The threshold amount and age for account balance write-offs;

•	Whether or not and to what extent your write-off process is automated or manual;

•	Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance; and

•	The days’ sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

The Company noted the Staff’s comments and respectfully advises the Staff that the Company will include the referenced disclosures in its future filings beginning with the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIMPSON THACHER & BARTLETT

Results of Operations, page 64

2.	Please consider providing in future filings a schedule of lease expirations for each of the next five years, starting with the next fiscal year that includes the number of leases that will expire, the annual revenues represented by the expiring leases and the percentage of annual revenues represented by such leases.

The Company noted the Staff’s comments and respectfully advises the Staff that the Company will include the referenced disclosure in its future filings beginning with the Company’s annual report on Form 20-F for the year ended December 31, 2012.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

3.	You disclose that you account for all of your lease rentals and management service arrangements as operating leases. Please provide the disclosures for operating leases where you are the lessor as required by ASC 840-20-50-4b and 4c:

The Company respectfully advises the Staff that, as disclosed in “Summary of Significant Accounting Policies–Revenue Recognition” on pages F-18 to F-20 of the Company’s 2011 Form 20-F, the lease rentals and management service receivable under a lease and management agreement are predominantly based on a profit sharing formula as specified in the agreement. The profitability is not only dependent on the medical equipment placed at the hospital but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Such an agreement does not establish a minimum consideration receivable by the Company. Therefore, to the extent that a hospital is unable to generate any profit pursuant to such agreement, the Company would not be entitled to any consideration. Consequently, the Company concluded that the minimum future rentals on non-cancelable leases as of the date of the latest balance sheet presented to be immaterial, in the aggregate and for each of the five succeeding fiscal years pursuant to ASC 840-20-50-4b. The Company also concluded that the lease and management revenue as disclosed in the consolidated statements of operations represented the total contingent rentals included in income for each fiscal year pursuant to ASC 840-20-50-4c.

Summary of Significant Accounting Policies

Revenue Recognition

1 Lease and management services, page F-21

4.	You disclose that you develop radiotherapy and diagnostic imaging centers through agreements with top-tier hospitals in China and enter into long term lease and management services agreements with the hospitals to lease medical equipment to be used in the centers and to manage the centers in conjunction with the hospital partners. When establishing your revenue recognition policy for the share of profits derived pursuant to these arrangements, you concluded that your lease and management services arrangements contain a lease and a non-lease deliverable, the non-lease deliverable being the management service element. You acknowledge that the arrangement consideration should be allocated between the lease element and the management service element on a relative fair value basis but because all of the consideration is earned through the contingent rent feature discussed on page F-21, you appear to have allocated no amount to the management services element. Please provide us with your analysis supporting your determination that all of the arrangement consideration should be allocated to the lease element. Tell us how your revenue recognition policy considers the requirements of ASC Topic 605-25 and ASC 840 as applicable to the specifics of your agreements. Please cite the specific accounting literature by topic and paragraph that supports your accounting.

SIMPSON THACHER & BARTLETT

The Company respectfully advises the Staff that the share of profits derived pursuant to lease and management agreements is measured generally on a monthly basis (the “Measurement Period”) according to the terms of the agreement and represents the total consideration for such agreements. As explained in response to comment 3 above, the total consideration is contingent in nature. As disclosed in “Summary of Significant Accounting Policies–Revenue Recognition” on pages F-18 to F-20 of the Company’s 2011 Form 20-F, the Company determined that the lease and management service arrangements contain a lease element as well as a non-lease deliverable, namely, the management service element. ASC 840, Leases (“ASC 840”), provides guidance regarding the allocation of an arrangement’s consideration between the lease within a contractual arrangement but refers to ASC 605-25, Revenue Recognition, Multiple-Element Arrangements (specifically, ASC 605-25-15-3A(b)) for guidance on allocating the total consideration between the deliverables subject to ASC 840 and those that are not within the scope of ASC 840. Accordingly, the arrangement consideration should be allocated between the lease and management deliverables based on the relative selling price of each deliverable. As disclosed in the accounting policies, the relative revenue related to the leasing and management deliverables are accounted for under the guidance of ASC 840 for operating leases and Staff Accounting Bulletin (“SAB”) Topic 13, respectively.

Given that the arrangements are based on a profit sharing formula and contingent in nature, the collectability of the minimum lease payments is not considered reasonably predictable. There are also inherent uncertainties regarding the future costs to be incurred by the Company relating to the arrangements. Hence the Company concluded that the lease deliverable should be accounted for as an operating lease under ASC 840-10-25-42. Specifically, the Company recognizes such contingent revenue with respect to the lease deliverable when the changes in the factors on which the contingent lease payments are based actually occur under SAB Topic 13.A.4c. With respect to the lease and management agreements, these changes occur at the end of each Measurement Period when the profit sharing formula can be applied and the results are agreed by both parties.

SIMPSON THACHER & BARTLETT

With respect to the management deliverable, the Company recognizes such revenue when persuasive evidence of an arrangement exists, the service has been rendered, the fees are fixed or determinable and collectibility is reasonably assured in accordance with SAB Topic 13. Specifically, the revenue related to the management deliverable is only considered determinable and thus not recognized until the end of each Measurement Period as the consideration can only then be ascertained by applying the profit sharing formula and agreed by both parties.

As the revenue related to both lease and management deliverables is recognized at the same time at the end of each Measurement Period, the Company concluded that, as disclosed in the accounting policies, the requirement to allocate the leasing and management deliverables had no impact to the lease and management revenue recognized for the fiscal year. The total revenue recognized for both elements, after taking into account the revenue recognition criteria for each element, would be the same as the share of profits derived based on the profit sharing formula for the fiscal year.

5.	You disclose on page 62 that you have entered into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. You also disclose on page F-18 that you depreciate leased medical equipment over the shorter of the term of the contract or 6 to 20 years. Since the estimated useful life of 6 to 20 years is very broad please help us understand how you determined the appropriate useful life of lease medical equipment, including how you determined that the assets would provide economic benefit to you for this period. Please also disclose your accounting policy for recognizing losses associated with unprofitable lease and management service agreements.

The Company respectfully advises the Staff that the Company determines the estimated useful lives of equipment under lease and management arrangements, before taking into account the effect of the lease term, based on the equipment type, equipment specification provided by the manufacturer, as well as the Company’s historical experience. As of December 31, 2011, the estimated useful lives of equipment under lease and management arrangements, before taking into account the effect of the lease term, ranged from 10 to 20 years.

The lease and management agreements generally have lease terms ranging from 8 to 15 years, shorter than the estimated useful lives of the equipment. In addition, certain lease and management agreements require the equipment to be transferred to the hospital or subject to a bargain purchase by the hospital at the end of the lease term. If the Company retains an equipment at the end of the of the lease term, the Company would consider whether the equipment will likely provide future economic benefits. In nearly all cases, such economic benefits have not been considered significant. As a result, an equipment subject to lease and management agreements is generally subject to full depreciation during the lease term. The residual value is considered to be nil. The lease and management agreements do not require the Company to replace the equipment during the lease term. Based on these factors, the Company concluded that equipment under a lease and management agreement will provide economic benefits throughout the lease term over which the equipment is subject to full depreciation.

SIMPSON THACHER & BARTLETT

The Company also respectfully advises the Staff that all profit sharing arrangements under lease and management agreements have been generating profits to the Company. To the extent that such arrangements become unprofitable, the Company will be liable for its share of loss. The Company’s accounting policy with respect to losses associated with unprofitable lease and management service agreements is that such losses for the relevant period are included in cost of revenues. The Company further advises the Staff that should losses associated with unprofitable lease and management service agreements arise, the Company would consider if such losses represent an impairment indicator and thus trigger an impairment analysis as disclosed in “Summary of Significant Accounting Policies–Impairment of Long-lived Assets and Acquired Intangibles” on page F-20 of the Company’s 2011 Form 20-F.

*  *  *  *  *  *

SIMPSON THACHER & BARTLETT

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com, my colleagues Blake Dunlap by phone at (+852) 2514-7606 (office) or (+852) 9052-3388 (cell) or by email at bdunlap@stblaw.com or Yu Wang by phone at (+8610) 5965-2979 (office) or (+86) 138-1133-0429 (cell) or by email at yuwang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:	Dr. Jianyu Yang, Chairman and Chief Executive Officer
Adam Jigang Sun, Chief Financial Officer
Concord Medical Services Holdings Limited

Blake Dunlap
Yu Wang
Simpson Thacher & Bartlett

Victor Chan
Ernst & Young Hua Ming